

17009403

ION

Mail F ...

Sect ANNUAL AUDITED REPORT

MAR 01 2017 FORM X-17A-5

PART III

Washington DC

406

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SEC FILE NUMBER
8-67028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kinecta Financial and Insurance Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

973 S. Westlake Blvd., Suite 200
(No. and Street)

Westlake Village	CA	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Elia 310-643-3273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

15233 Ventura Blvd., 9th Floor	Sherman Oaks	CA	91403-2250
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Elia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director, Compliance & Operations, FINOP

Title



Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 20 17, by Gregory B Elia

_______________________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


A. L. OLIVERA
Commission # 2096546
Notary Public - California
Ventura County
My Comm. Expires Jan 10, 2019

(Seal) Signature ____________________

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

Westlake Village, California

TABLE OF CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC as of December 31, 2016, and the related statements of income, membership capital, and cash flows for the year then ended. These financial statements are the responsibility of Kinecta Financial and Insurance Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinecta Financial and Insurance Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Kinecta Financial and Insurance Services, LLC's financial statements. The information in Schedules I and II is the responsibility of Kinecta Financial and Insurance Services, LLC's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 27, 2017

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	12,427,143
Accounts receivable		372,993
Prepaid expenses and other assets		36,666
Total assets	$	12,836,802
LIABILITIES AND MEMBERSHIP CAPITAL		
Liabilities		
Accounts payable and other liabilities	$	452,972
Payables to related parties		145,338
Total liabilities		598,310
Commitments and contingencies (Note 5)		-
Membership capital		12,238,492
Total liabilities and membership capital	$	12,836,802

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenues	
Commission income	$ 9,490,413
Interest and dividend income	8,969
Total revenues	9,499,382
Expenses	
Salaries and related benefits	2,308,281
Commissions	2,728,798
Broker fees	593,732
Operations	1,077,145
Professional, marketing and other	199,958
Total expenses	6,907,914
Net income	$ 2,591,468

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2016

Balance at January 1, 2016	$ 9,647,024
Net income	2,591,468
Balance at December 31, 2016	$ 12,238,492

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income	$ 2,591,468
Adjustments to reconcile net income to cash provided by operating activities	
Decrease in accounts receivable	173,554
Decrease in prepaid expenses and other assets	12,080
Decrease in accounts payable and other liabilities	(41,032)
Decrease in payables to related parties	(52,070)
Net cash provided by operating activities	2,684,000
Cash flows from investing activities	-
Cash flows from financing activities	-
Net change in cash and cash equivalents	2,684,000
Cash and cash equivalents at beginning of year	9,743,143
Cash and cash equivalents at end of year	$ 12,427,143

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Kinecta Financial and Insurance Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers. The Company will engage in referral business only.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable: Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products.

Revenue Recognition: The Company receives commission income in accordance with the terms of an agreement with its clearing agent, based on the activity of its customers. Commission income and related expenses for financial services are recognized on a trade date basis. Commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

(Continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is wholly owned by Kinecta Federal Credit Union, a nontaxable entity. The company is disregarded as a separate entity from its owner, Kinecta Federal Credit Union, for income tax purposes. The Company is generally not subject to U.S. federal income tax as well as income tax of the state of California. The Company is subject to tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2016 there was no income tax expense allocated to the operations of the Company. The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2012.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2016 no interest and/or penalties related to income taxes have been levied.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company has $2,773,797 on deposit with Catalyst Corporate Federal Credit Union at December 31, 2016. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $9,147,869 on deposit with Kinecta Federal Credit Union, a related party, at December 31, 2016. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $505,560 on deposit with LPL Financial at December 31, 2016. The balance is insured by the Securities Investor Protection Corporation up to $250,000.

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the Plan) that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed $136,030 for the year ended December 31, 2016.

(Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union and operating results may differ from those that may exist if the Company operated as a stand-alone entity.

The Company is charged by Kinecta Federal Credit Union and Apollo Agencies, Inc., a wholly owned subsidiary of Kinecta Financial Management Company, LLC, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense, totaled $69,024 and $495,480 respectively for the year ended December 31, 2016.

At December 31, 2016, the Company owed $103,103 to Kinecta Federal Credit Union and $42,235 to Apollo Agencies, Inc. Such amounts are non-interest bearing and payable upon demand.

The Company has $9,147,869 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2016, which earned $8,909 in interest for the year ended December 31, 2016.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation: From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2016, the Company had net capital of $3,455,515, which was $3,415,628 in excess of its required net capital of $39,887. The Company's ratio of aggregate indebtedness to net capital was 0.17:1.

NOTE 6 – NET CAPITAL REQUIREMENTS (Continued)

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

Total membership capital from statement of financial condition	$ 12,238,492
Non-allowable assets	
Prepaid expenses and other assets	36,666
Accounts receivable	126,031
Intercompany receivable	8,610,169
Total non-allowable assets	8,772,866
Net capital before haircuts	3,465,626
Money market account haircuts	(10,111)
Net capital	$ 3,455,515
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 598,310
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 39,887
Net capital in excess of minimum requirement	$ 3,415,628
Ratio of aggregate indebtedness to net capital	0.17:1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2016 filed on January 26, 2017.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE II – STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

Kinecta Financial and Insurance Services, LLC (The "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under The Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Report of Independent Registered Public Accounting Firm

Board of Directors
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

We have reviewed management's statements, included in the accompanying Kinecta Financial and Insurance Services, LLC's Exemption Report, in which (1) Kinecta Financial and Insurance Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kinecta Financial and Insurance Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Kinecta Financial and Insurance Services, LLC stated that Kinecta Financial and Insurance Services, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Kinecta Financial and Insurance Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kinecta Financial and Insurance Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP
Crowe Horwath LLP

Costa Mesa, California
February 27, 2017

Kinecta Financial and Insurance Services, LLC's Exemption Report

Kinecta Financial and Insurance Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the year ended December 31, 2016, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Kinecta Financial and Insurance Services, LLC

I, Greg Elia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Director, Compliance & Operations, FINOP

February 27, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors of
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Kinecta Financial and Insurance Services, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Costa Mesa, California
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC. 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067028
KINECTA FINANCIAL & INSURANCE SERVICES, LLC
973 S. WESTLAKE BLVD.
SUITE 200
WESTLAKE VILLAGE, CA 91361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $ 1,150

 B. Less payment made with SIPC-6 filed (exclude interest) (575)
 7/28/16
 Date Paid

 C. Less prior overpayment applied (0)

 D. Assessment balance due or (overpayment) 575

 E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

 F. Total assessment balance and interest due (or overpayment carried forward) $ 575

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) $575

 H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kinecta Financial & Insurance Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Greg Elia
(Title)

Dated the 31 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/16
and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,499,382
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,561,452
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	478,114
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	9,039,566
2d. SIPC Net Operating Revenues	$459,816
2e. General Assessment @ .0025	$1,150
	(to page 1, line 2.A.)



KINECTA
FEDERAL CREDIT UNION

SECURITIES INVESTOR PROTECTION CORP.
P.O. BOX 92185
WASHINGTON DC 20090-2185

Check No:	0000876322
Amount: $	575.00
Post Date:	01/30/17
Issue Date:	01/30/17

INVOICE #	DESCRIPTION	DATE	AMOUNT
012717	SECURITIES INVESTOR/ SIPC FEES - CC910	01/27/17	575.00



KINECTA
FEDERAL CREDIT UNION
1440 ROSECRANS AVE.
MANHATTAN BEACH, CA 90266
800.854.9846



90-7807/3222

DATE
01/30/17
THIS CHECK VOID 90 DAYS AFTER ISSUE

CHECK # 00-0000876322

$575.00

PAY ** Five Hundred Seventy-Five and 00/100 DOLLARS **

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION CORP.
P.O. BOX 92185
WASHINGTON DC 20090-2185

KINECTA FEDERAL CREDIT UNION

Two Signatures Required for Checks Over $10,000.00

⑈0876322⑈ ⑆322278073⑆ 501000004⑈

From: Branam, Alyssa
To: Wicks, Douglas C.; Elia, Greg
Cc:
Subject: RE: Authorization for Wire Transfer
Date: Thursday, July 28, 2016 2:41:08 PM
Attachments:

Status:	**Completed**	Message Type:	**Standard**
Create Time:	**07/28/2016 17:14:25**	Test/Prod:	**Prod**
IMAD:	**20160728 QMGFT001 002629 07281738**		
OMAD:	**20160728 B1Q8021R 036422 07281739**		
Template Name:	**CITIBANK NA**		

See Audit Log for this Message

Basic Information

Sender ABA {3100}:	322278073 KINECTA FCU MN BCH
Receiver ABA {3400}:	021000089 CITIBANK NYC
Amount {2000}:	575.00
Type/Subtype Code {1510}:	1000 - Transfer of Funds
Business Function {3600}:	CTR - Customer Transfer

Originator Information

Originator {5000}

ID Code:	D - DDA Account Number
Identifier:	2302740
Name:	KINECTA FINANCIAL &
Address:	INS. SERVICE, 9735 WESTLAKEM BLVD STE 200 WEST LAKE VILLAGE, CA 91361

Originator to Beneficiary Information {6000}

Text:	PAYMENT FOR KINECTA FINANCIAL AND INSURANCE SERVICES REGISTRATION # 8-67028

Beneficiary Information

Beneficiary {4200}

ID Code:	D - DDA Account Number
Identifier:	30801482
Name:	SIPC
Address:	805 15TH ST NW STE 800 WASHINGTON DC 20005